

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 20, 2017

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Floor 13th, Building 1
Block B, Zhihui Square
Nanshan District, Shenzhen City
China 518000

> **Re: Addentax Group Corp.**
> **Current Report on Form 8-K**
> **Filed September 25, 2017**
> **File No. 333-206097**

Dear Mr. Hong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

1.   We note you accounted for the sale and purchase agreement between Addentax Group Corp ("Addentax") and Yingxi Industrial Chain Group Co., Ltd ("Yingxi") as a reverse merger. Please tell us the basis for your conclusion that Yingxi is the accounting acquirer in accordance with ASC 805-10-55-12. Please also disclose the total number of common shares outstanding before and after the closing date.

Form 10 Information, page 6

2.   Please delete the word "voluntarily" since, as you note, such disclosure is required under Item 2.01(f) of Form 8-K.

Current Business, page 7

3.   You state that your "plan" is to assist clients, and that you currently have "potential clients." However, your revenue of $14 million for the year 2016 suggests that you currently have an operational business with active clients. Please revise your discussion to clarify to what extent your business plan is currently aspirational rather than operational. That is, clearly identify any aspects of your business plan that are under development for the future and not currently in operation. Disclose your expected timing for any future developments.

Risk Factors, page 10

Our business model requires the use and training of outside personnel, page 11

4.   Please revise to clarify the role that such outside personnel would play in the business and why they are necessary to your business plan.

Risk Associated with Our Company, page 11

5.   You indicated that your auditors have issued a going concern opinion. However we noted no such opinion in the auditor's report presented in exhibit 99.1. Please clarify and revise, if applicable.

If we are not able to increase and maintain our brand influence . . ., page 14

6.   Please clarify why you refer here to "our major competitors" when you state on page 11 under "As our business represents a new experiment. . . " that "there is no comparable competitor" and that "this is a new, experimental business model in China."

There is no active trading market for our common stock . . ., page 15

7.   Please revise to delete all references in this filing to it being a registration statement or to a prospectus.

Sales of a substantial number of shares of our common stock. . .,page 16

8.   Delete the reference to "selling stockholders."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

9.   On page 18, clarify the nature of your strategic business expansion plan in connection with the decrease in gross profit.

Results of Operations
For the three months ended June 30, 2017, page 18

10.   You indicated that the increase of cost of revenue was primarily the result of the rise of manufacturing and material costs. In that regard, please expand your disclosures to discuss the underlying reasons that cause a higher manufacturing and material costs.

11.   For three and six months ended June 30, 2017, please discuss how your business expansion plan decreased your gross profit.

For the six months ended June 30, 2017, page 19

12.   You indicated that the increase of cost of revenue was the result of the rise of manufacturing cost and material cost. However, we note your raw material cost and manufacturing cost for six months ended June 30, 2017 was less than such costs for six months ended June 30, 2016. In addition, the transportation cost increased by more than 50% for the first six months of fiscal year 2017. Please clarify and discuss the underlying reasons for changes of the respective costs.

13.   We note the decrease of operating expenses was primarily due to the decrease of administration expenses. Please expand and discuss the underlying factors that caused such decrease.

Liquidity and Capital Resources, page 21

14.   For all periods presented, please describe any internal and external source of liquidity and any material commitments for capital expenditures. Please also describe any known material trends in the Company's capital resources. We note the Company's cash balance increased significantly as of six months ended June 30, 2017. We also note that the Company's total current assets and total current liabilities as of December 31, 2016 increased significantly from prior year.

15.   In addition, please discuss your plans for obtaining sufficient cash to support your operations during the twelve-month period following the date of your most recent balance sheet presented. We note you had a negative operating cash flow for six months ended June 30, 2017.

16.   Please expand your discussion of net cash used in and provided by operating activities for all periods presented. Your discussion should focus on material changes in respective source of cash flows and the reasons underlying those changes. For example, we note there were significant changes in accounts receivables and prepaid expenses.

<u>For the year ended December 31, 2016 compared to 2015, page 22</u>

17.   Please expand and discuss the underlying reasons that caused the significant increase of raw material cost, manufacturing cost and transportation cost.

<u>Exhibit 99.1</u>

<u>Financial Statements for the fiscal year ended December 31, 2016</u>
<u>Consolidated Statements of Stockholders' Equity, page 6</u>

18.   Please disclose whether your subsidiaries are subject to PRC regulations to set aside a certain percentage of your after-tax profits to fund a statutory reserve. If not, please disclose the reasons.

19.   We note there was a reduction of additional paid-in capital in the amount of approximately $1.7 million due to the acquisition of subsidiaries. Please disclose the detail of such transaction and explain the reason for the reduction.

<u>Recent Developments, page 8</u>

20.   Please disclose the year that Yingxi acquired the subsidiaries that were under common control.

<u>Note 2 – Summary of Significant Accounting Policies</u>
<u>Accounts Receivable, page 9</u>

21.   We note your accounts receivables increased by approximately 69% from fiscal year 2015. The increase was primarily related to the increase of balances over one year past due. Please clarify whether you had provided an allowance for such balance. If not, please disclose the basis of your conclusion. If there is an allowance, please disclose the amount for each period presented.

<u>Revenue Recognition, page 11</u>

22.   We note on page 8 of Form 8-K that you provided several services to your customers. In that regard, please disclose the specific criteria for revenue recognition for each significant source. Also disclose the following:

- How revenue was primarily generated;
- The length of your contracts with customers and whether you have multiple element arrangements contracts. If so, how you accounted for such type of contracts. We noted your logistic service includes transportation, storage & distribution and bulk purchasing services;
- Whether you are subject to any VAT taxes under PRC regulation;

- Whether you provided any discounts and rebates. If so, how you accounted for these transactions; and
- Whether you offered refunds to your customers. If so, how you accounted for such transactions.

Recent Accounting Pronouncements, page 11

23.   For all periods presented, please disclose the potential impact of Topic 606, the new revenue standard. Your disclosure should provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Exhibit 99.2

Financial Statements for the interim period ended June 30, 2017
Consolidated Statements of Cash Flows, page 4

24.   We note you paid $1.458 million in cash to acquire a subsidiary. Please disclose the detail of the acquisition including but not limited to the total consideration paid, how you accounted for the assets and liabilities of the acquired entity, and any contingent liabilities recorded.

Note 4 – Notes Receivable, page 9

25.   Given the significant balance of your notes receivable, please describe the nature of the transactions that originated these notes.

Note 7 – Loan Payable, page 9

26.   Please disclose the characteristics of the loans and their respective terms pursuant to Rule 5-02 of Regulation S-X.

Exhibit 99.3

Pro Forma Financial Statements - Unaudited, page 2- 3

27.   Please present the pro forma statements of operations for the most recent fiscal year.

Hong Zhida
Addentax Group Corp.
October 20, 2017
Page 6

28.   Please disclose in the notes to the pro forma information, the nature of the adjustment to general and administrative expenses and how it is calculated.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications